Filed by KapStone Paper and Packaging Corporation

(SEC File No. 001-33494) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Filer:  KapStone Paper and Packaging Corporation

Subject Company: KapStone Paper and Packaging Corporation

(SEC File No. 001-33494)

Date: January 29, 2018

TO:                                                                       All KapStone Employees

FROM:                                             Roger Stone, Executive Chairman of the Board

Matt Kaplan, President and CEO

DATE:                                                 January 29, 2018

SUBJECT:                  Important KapStone Announcement

We are pleased to announce today that we have entered into a definitive agreement for KapStone to be acquired by WestRock. This is an exciting development for both of our companies. By joining forces, we will create one of the largest providers of innovative paper and packaging solutions to customers around the world.

More than 10 years ago, we began a journey to build a world-class paper and packaging company with the resources and skills of our largest competitors—but that also treated our customers and employees like a small, family-oriented company. We have pursued this dream together, and we should all be proud of what we have accomplished together in making KapStone the company it is today.

WestRock’s interest in acquiring KapStone is a testament to the strength of the company we have built and our impressive track record of delivering value for our stockholders and customers. From our perspective, we believe that becoming part of WestRock is the next logical step for KapStone. It’s in the best interest of our stockholders and customers, and we are confident it will provide even greater opportunities for employees to grow in their careers.

As we began discussions with WestRock, it became clear that our companies are an excellent fit. WestRock’s business philosophy is rooted in many of the values and principles that have guided KapStone. Like KapStone, WestRock is focused on operational excellence, quality, integrity, safety, sustainability and superior customer service.

WestRock is also committed to employee engagement and ensuring their people have the tools and training they need to contribute to the success of the business and to grow personally and professionally. For the past three consecutive years, WestRock has been named to FORTUNE magazine’s annual list of the World’s Most Admired Companies based on its achievements across a variety of areas, including investment value, quality of management and products, social responsibility, and the ability to attract and develop talent.

Over the past several weeks, we have had the opportunity to work with key members of the leadership team at WestRock, and we can assure you that we approach the acquisition with a strong spirit of collaboration. Like KapStone, WestRock understands that this is a “people business” and that the true strength of our combined company is the talent and skills of our employees.

Today is just the first step in the process of combining our two companies. The transaction is subject to customary closing conditions and approval of KapStone’s stockholders, and we expect it will close during the quarter ending September 30, 2018. Until that time, KapStone and WestRock will continue to operate independently. There will be no changes to your day-to-day responsibilities or, importantly, to your pay or benefits in the immediate future.

Until the acquisition is completed, it is business as usual at KapStone. One of the most important things we can do is to stay focused on putting quality, safety and customer service first as we always have. It is also important that we do not coordinate customer or market activity with WestRock employees, or engage with them directly until the transaction closes. Until that time, you should interact with WestRock employees as you would with any other competitor.

We understand that you are likely to have many questions and concerns, and we have tried to address as many as we can at this time in the attached Question and Answer document. We are committed to providing you with additional information as quickly as possible as we continue to discuss the path forward with our counterparts at WestRock. We have also included a copy of the joint press release we issued this morning for your information.

If you receive any inquiries from reporters, investors, or other outside parties, please promptly refer them to Andrea Tarbox, our Executive Vice President and Chief Financial Officer, at Andrea.Tarbox@kapstonepaper.com or 847-239-8812.

On behalf of the Board and entire leadership team, we want to thank you for your hard work and dedication to KapStone. We are excited about the opportunities that lie ahead as we begin a new chapter in our history.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being filed in respect of the proposed merger transaction involving KapStone Paper and Packaging Corporation, (“KapStone”), WestRock Company (“WestRock”), Whiskey Holdco, Inc. (“Holdco”), Kola Merger Sub, Inc. (“Company Merger Sub”), and Whiskey Merger Sub, Inc. (“Parent Merger Sub”). The proposed merger will be submitted to the stockholders of KapStone for their consideration. In connection therewith, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include a document that serves as a prospectus with respect to the shares that may be issued by Holdco in the proposed merger and a proxy statement of KapStone (the “proxy statement/prospectus”) and will be mailed to KapStone stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of

KapStone, WestRock and Holdco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WestRock will be available free of charge on WestRock’s website at www.westrock.com or by contacting James Armstrong, WestRock’s Vice President – Investor Relations, at (470) 328-6327. Copies of the documents filed with the SEC by KapStone will be available free of charge on KapStone’s website at www.kapstonepaper.com under the heading “SEC Filings” within the “Investors” section of KapStone’s website or by contacting Andrea K. Tarbox, KapStone’s Executive Vice President and Chief Financial Officer, at (847) 239-8812.

Participants in the Solicitation

KapStone, WestRock, their respective directors and executive officers, certain other members of KapStone’s and WestRock’s respective management and certain of KapStone’s and WestRock’s respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of KapStone is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and information about the directors and executive officers of WestRock is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and its annual report on Form 10-K for the fiscal year ended September 30, 2017, which was filed with the SEC on November 20, 2017.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for historical information, the matters discussed in this communication are forward-looking statements subject to certain risks and uncertainties. Forward-looking statements can often be identified by words such as “may,” “will,” “should,” “would,’ “expect,” “project,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “outlook,” or “continue,” the negative of these terms or other similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of KapStone and WestRock to receive the required regulatory approvals for the proposed acquisition of KapStone and WestRock (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of KapStone’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of WestRock’s or KapStone’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Holdco shares that may be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of KapStone’s operations with those of WestRock will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of KapStone and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of WestRock and KapStone on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time.

These forward-looking statements are made only as of the date hereof and the companies assume no obligation to update any forward-looking statement.